UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion to Offer Bridgewater Systems AAA Service Controller as Part of Its Complete 4Motion Solution dated July 11th, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        ALVARION LTD.

Date: July 11th, 2007                                                                               By: /s/ Efrat Makov
                           Name: Efrat Makov
                                           Title:   CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion to Offer Bridgewater Systems AAA Service Controller as Part of Its Complete 4Motion Solution

Bridgewater Systems Joins Alvarion’s OPEN WiMAX Ecosystem

Tel Aviv, Israel & Ottawa, Canada – July 11, 2007– Alvarion Ltd. (NASDAQ: ALVR) and Bridgewater Systems today announced that Bridgewater has joined Alvarion’s OPENTM WiMAX ecosystem to provide subscriber-centric policy management solutions for WiMAX deployments. With the signing of a worldwide reseller agreement, Alvarion will offer Bridgewater’s proven AAA Service Controller as part of its all-IP 4MotionTM WiMAX solution which provides an end-to-end solution for broadband network operators.
“We are pleased to be part of Alvarion’s best-of-breed 4Motion WiMAX solution,” said Tyler Nelson, vice president of business development and marketing for Bridgewater Systems. “Bridgewater’s participation in Alvarion’s OPEN WiMAX ecosystem will allow operators around the world to gain access to an industry-leading AAA solution that meets the requirements for mobile WiMAX, in addition to the functionality and carrier-grade performance required to support 4G services.”

Designed as open, standard, and interoperable, OPEN WiMAX is a complete ecosystem that encompasses network equipment, consumer electronics, service offerings, and even the end-users’ experience. OPEN WiMAX is the ecosystem of partners behind Alvarion’s highly scalable 4Motion solution, which combines BreezeMAXTM and best-of-breed systems to create an operator-centric network solution for WiMAX.
4Motion is designed to enable service providers to offer subscribers fixed and mobile personal broadband services anytime, anywhere. The complete all-IP Mobile WiMAX solution is designed to be compliant with 802.16e-2005 and WiMAX Forum Network Working Group specifications.

Fully interoperable with 4Motion’s Access Service Network gateways (ASN-GW), the Bridgewater Systems AAA Service Controller is a proven carrier-grade authentication, authorization and accounting (AAA) solution. It features a powerful policy and profile engine to allow service providers to control and manage access to advanced and differentiated services on a per-subscriber basis. The AAA Service Controller provides extensive support for mobile WiMAX often not available in legacy AAA servers, such as support for multiple EAP methods, dual RADIUS/Diameter protocol support, device and subscriber authentication, as well as mobile IP support.
"Our growing OPEN WiMAX ecosystem now includes Bridgewater’s leading subscriber-centric policy management products, which enables us to provide more flexible options in an end-to-end turnkey offering to the mobile WiMAX market,” said Rudy Leser, corporate vice president of strategy and marketing for Alvarion. "Together we will provide a compelling value proposition to the growing market for mobile WiMAX solutions, as Alvarion expands its 4Motion solution by continuing to add best-of-breed partners.”

Under terms of the agreement, Alvarion gains the right to resell the AAA Service Controller and associated modules for WiMAX on a non-exclusive basis around the world.

About Bridgewater Systems

Bridgewater Systems develops the industry's most advanced subscriber-centric policy management software for fixed, mobile and converged networks. Its solutions help global service providers launch new services faster and maximize profits by creating a subscriber-centric policy decision point to control and monetize the dynamic subscriber interaction with IP-based services. Vendor-neutral and access network agnostic, Bridgewater Systems’ comprehensive policy management portfolio features:  network access control products including authentication, authorization and accounting (AAA) and dynamic host configuration protocol (DHCP) systems; entitlement control products to manage subscriber access to applications and network resources; and robust subscriber management via a centralized policy and profile repository solution. Bridgewater Systems' proven carrier-class products help service providers enrich the subscriber experience, enable extensive revenue capture capabilities, and out-of-the-box value that can be deployed in weeks — instead of months.
More than 80 leading service providers around the globe including Verizon Wireless, Sprint, Bell Mobility, Virgin Mobile USA and SmarTone-Vodafone trust Bridgewater's technology and business insight to help them deliver world-class services. Founded in 1997, Bridgewater Systems is a privately held company. www.bridgewatersystems.com.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

For media enquiries related to Bridgewater Systems contact:
Liberty Communications
Marla Cimini
+1-856-616-1194
marla@libertycomms.com

Phil Rawcliffe
+44 207 751 44 44
phil@libertycomms.com

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, Kika.Stayerman@alvarion.com or +972.3.767.4159.

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